EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Six Months Ended September 30,

	2005	2004	2005	2004

	(Dollars in millions)
Consolidated income before provision for income taxes	$260	$280	$506	$606

Fixed charges:
Interest [1]	301	200	652	316
Portion of rent expense representative of the interest factor (deemed to be one-third)	1	1	3	3

Total fixed charges	302	201	655	319

Earnings available for fixed charges	$562	$481	$1,161	$925

Ratio of earnings to fixed charges	1.86	2.39	1.77	2.90

1	Components of interest expense are discussed in the “Results of Operations – Interest Expense” section of Item 2., “Management’s Discussion and Analysis”.